CLIFFORD CHANCE US LLP

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Direct Dial: +1 212 878-3180

E-mail: clifford.cone@cliffordchance.com

August 4, 2023

VIA EDGAR Office of Crypto Assets United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:       VanEck Bitcoin Trust (File No. 333-251808)

Amendment No. 3 to Registration Statement on Form S-1

To Whom It May Concern:

On behalf of our client, VanEck Bitcoin Trust (the "Trust"), we transmit for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the Trust's Registration Statement on Form S-1 relating to the initial public offering of the the Trust's shares representing fractional undivided beneficial interests in its net assets.

If you have any questions regarding the foregoing, please do not hesitate to call me at (212) 878-3180.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jonathan R. Simon, VanEck Digital Assets, LLC

Jason D. Myers, Clifford Chance US LLP